UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

AzurRx BioPharma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05502L105
(CUSIP Number)

February 14, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               Edmund Burke Ross Jr.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

NUMBER OF SHARES	5	SOLE VOTING POWER	3,340,555
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	3,340,555
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,340,555

10           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               ☐

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                18.1%(1)

12            TYPE OF REPORTING PERSON
                 IN

(1)
Based on 16,940,462 shares of common stock (“Common Stock”) outstanding as of November 9, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q (the “Form 10-Q”), filed on November 9, 2018.

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               EBR Ventures, LLC

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 794,545

10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 4.7% (1)

12             TYPE OF REPORTING PERSON
                 OO

(1)
Based on 16,940,462 shares of Common Stock outstanding as of November 9, 2018, as reported in the Form 10-Q.

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               ADEC Private Equity Investments, LLC

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) ☐
             (b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,476,009

10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 13.5% (1)

12             TYPE OF REPORTING PERSON
                 OO

(1)
Based on 16,940,462 shares of Common Stock outstanding as of November 9, 2018, as reported in the Form 10-Q.

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               CEDA Investments, LLC

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 70,001

10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 0.4% (1)

12             TYPE OF REPORTING PERSON
                 OO

(1)
Based on 16,940,462 shares of Common Stock outstanding as of November 9, 2018, as reported in the Form 10-Q.

Item 1. Security and Issuer

This Amendment No. 2 amendments the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 13, 2017 (together with all amendments through the date hereof, this “Schedule 13D”). This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of AzurRx BioPharma, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 760 Park Side Avenue, Downstate Biotechnology Incubator, Suite 304, Brooklyn, NY 11226.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this statement were acquired with funds provided form working capital of the Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased the securities reported in this statement for investment purposes. The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investments on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), and (c) As of February 20, 2019, the Reporting Persons beneficially owned in the aggregate 3,340,555 shares of Common Stock, constituting approximately 18.1% of the outstanding Common Stock. The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock		Percentage of Outstanding Common Stock
Edmund Burke Ross Jr.	3,340,555	(1)	18.1%
EBR Ventures, LLC	794,545	(2)	4.7%
ADEC Private Equity Investments, LLC	2,476,009	(2)	13.5%
CEDA Investments, LLC	70,001	(2)	0.4%

(1)
Includes warrants to purchase 741,170 shares of Common Stock beneficially owned by Mr. Ross, of which 100,000 warrants to purchase 75,000 shares of Common Stock (3/4 of a share per warrant) are owned by EBR Ventures, LLC, warrants to purchase 644,741 shares of Common Stock are owned by ADEC Private Equity Investments, LLC, and warrants to purchase 21,429 shares of Common Stock are owned by CEDA Investments, LLC. Also includes 400,000 shares of Common Stock issuable upon conversion of the principal amount of the 10% Convertible Note Due 2019 at the initial conversion price of the convertible note, and 400,000 shares of Common Stock issuable upon conversion of the principal amount of the 10% Convertible Note Due 2020 at the initial conversion price of the convertible note.

(2)	Includes warrants to purchase shares of common stock in amount specified in footnote (1).

Mr. Ross is the manager of EBR Ventures, LLC, ADEC Private Equity Investments, LLC, and CEDA Investments, LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Common Stock that EBR Ventures, LLC, ADEC Private Equity Investments, LLC, and CEDA Investments, LLC own. Mr. Ross has the sole power to vote or direct the vote or to dispose of 3,340,555 shares of Common Stock. None of EBR Ventures, LLC, ADEC Private Equity Investments, LLC, and CEDA Investments have power to vote or direct the vote or to dispose any shares of Common Stock.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 3,340,555 shares of Common Stock, constituting approximately 18.1% of the outstanding shares of Common Stock.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Ross, EBR Ventures, LLC, ADEC Private Equity Investments, LLC, and CEDA Investments, LLC, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Mr. Ross holds sole voting and dispositive power over the shares of common stock and each of ADEC Private Equity Investments, LLC, EBR Ventures, LLC, and CEDA Investments, LLC disclaims beneficial ownership of such securities and securities underlying the warrants, except to the extent of their respective pecuniary interest therein, if any, and this report shall not be deemed to be an admission that any of ADEC Private Equity Investments, LLC, EBR Ventures, LLC, or CEDA Investments, LLC is the beneficial owner of such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Persons is based on 16,940,462 shares of Common Stock outstanding as of November 8, 2018, as reported in the Form 10-Q.

In addition to transactions already reported, the Reporting Persons have acquired shares of Common Stock during the last 60 days as follows:

●
On February 14, 2019, ADEC Private Equity Investments, LLC purchased a $1,000,000 10% Convertible Note Due 2019 and a $1,000,000 10% Convertible Note due 2020, each of which is convertible in principal amount into 400,000 shares of common stock, based upon the initial conversion price of $2.50.

(d) and (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019
EDMUND BURKE ROSS, JR.
By:	/s/ Edmund Burke Ross, Jr. for himself, as manager of ADEC Private Equity Investments, LLC, as manager of EBR Ventures, LLC, and as manager of CEDA Investments, LLC
Name:	Edmund Burke Ross, Jr.
Title:	Manager